Main Street Capital Corporation

1300 Post Oak Boulevard, Suite 800

Houston, TX 77056

(713) 350-6000

July 19, 2011

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Christina DiAngelo

Re:	Main Street Capital Corporation
Registration Statement on Form N-2 (File No. 333-173674) (the “Registration Statement”)

Dear Mrs. DiAngelo:

As discussed, attached is the email correspondence between you and Harry Pangas of Sutherland Asbill & Brennan on our behalf regarding your additional comments to the Registration Statement.

If you have any questions or comments regarding the foregoing, please feel free to contact me at (713) 350-6043.

Main Street Capital Corporation

By:	/s/ Jason B. Beauvais
Jason B. Beauvais
Vice President, General Counsel and Secretary